Exhibit 1

RJR
 NABISCO                          NEWS RELEASE
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CONTACT: Carol J. Makovich
         (212) 258-5785


               RJR NABISCO: RESPONSE TO FEE AMENDMENT POSITIVE:
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                  NABISCO ANNOUNCES INTENTION TO REDEEM DEBT
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NEW YORK, NEW YORK -- (May 24, 1995) -- RJR Nabisco, Inc., a subsidiary of RJR
Nabisco Holdings Corp. (NYSE: RN), said today that the market's response to the amended consent fee for its previously announced consent solicitations has been positive. The company said it is pleased with the feedback from bondholders since the announcement of the amended fees structure. The company also said that it is optimistic that the consent solicitations and previously announced exchange offers, which expire tomorrow night at midnight, will be successful.

     Separately, Nabisco, Inc., a wholly owned subsidiary of Nabisco Holdings Corp. (NYSE: NA), today announced that, pending completion of the exchange offers and consent solicitations, it intends to call for redemption all of the $440.65 million in outstanding 8.625% Sinking Fund Debentures due 2017, at the call price specified in the indenture. Following completion of the exchange offers, these bonds will be a Nabisco debt issue. The bonds would be called shortly after the closing of the exchange offers and consent solicitations, currently scheduled for early June. The company said that, based on the current interest rate environment, it is financially beneficial for Nabisco to take this action.

     RJR Nabisco Holdings Corp is the parent company of RJR Nabisco, Inc., an international consumer products company. RJR Nabisco's major operating companies are R.J. Reynolds Tobacco Co. and R.J. Reynolds Tobacco International, Inc.
RJR Nabisco also owns 80.5 percent of Nabisco Holdings Corp.

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